Offering Statement for Advanced Aesthetic Technologies, Inc.

those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Advanced Aesthetic Technologies, Inc.

Eligibility

2. **The following are true for Advanced Aesthetic Technologies, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

John Preston

John T. Preston has spent the last 3 years as the Lead Independent Director of AAT, a managing director of TEM Capital, and CEO of Continuum Energy Technologies LLC (CET) and a Senior Lecturer at M.I.T. Mr. Preston's primary expertise is in energy, environment, technology, and entrepreneurship. Before starting CET, Mr. Preston was the Director of Technology Development (and Licensing) at M.I.T., where he was responsible for the commercialization of intellectual property developed at M.I.T. In that capacity, he oversaw activities that led to the creation of hundreds of new technology-based companies as well as the negotiation of thousands of licenses with existing companies. He also oversaw many complex negotiations including the creation of the U.S. standard for high definition television, while representing M.I.T. on the HDTV Grand Alliance. Mr. Preston was awarded the rank of "Knight of the Order of National Merit of France" by French President Mitterrand. He was awarded the "Hammer Award for Reinventing Government" by Vice President Gore. He is the recipient of numerous other awards and honors including the Thomas Jefferson Award, given to the leading American in technology transfer and the Renaissance Engineering and Science award from Stevens Institute of Technology. Mr. Preston is Honorary Alum of the Massachusetts Institute of Technology. Mr. Preston received a B.S. in physics from the University of Wisconsin and a M.B.A. from Northwestern University.

Valentino Gitto

Prior to his current position as AAT's COO, where he's been for 3 years, Mr. Gitto was COO for LPG Systems in Asia based in Shanghai (China). Mr. Gitto was Also Vice President of Siyanli co. Ltd, one of the largest high end Spa and Medical-Spa and Aesthetic clinics in China. He has spent 20 years of his career as an executive director within the Medical and Beauty industries. Mr. Gitto started his career in the Industry in France where he was International Business development and Marketing director for LPG systems, world leader in production of medical devices for Cellulite treatment, body contouring and physiotherapy indications. Mr. Gitto has created the "Positive Ageing" brand and concept, as well as the Mesotransduction technology. He is considered as an expert of the European, Middle Eastern, American and Asian markets in the fields of Aesthetic Medical and beauty technologies. He is registered as International consultant in Aesthetic medical and Beauty industry at GLC consulting and Alphasight. He was also a board member of the Sophia Biotech association in France. He is fluent in 5 languages, is graduated in economics and management; and has an advanced degree in marketing from French university.

Mitchel Sayare

Mitchel Sayare is currently the Executive Chairman of Altimmune, Inc, where he's been since 2010. He is also currently a Director at AAT. Mr. Sayare has spent over 25 years as CEO, Founder of ImmunoGen, Inc.(NASDAQ: IMGN), from 1985 to 2010. During his tenure he led the Company through four private rounds of venture financing and to an IPO in 1989, totaling over $500 million in capital formation. Dr. Sayare also serves as Chairman of the Board of PharmaAthene, Inc. (NYSE Amex:PIP), is a Director of Boston IVF, a large medical practice, Isabella Products, a consumer products business, and Cymogen DX, a pre-public diagnostic company. He is a member of the scientific advisory board of LA BioMed of the Harbor-UCLA Medical Center and a member of its executive committee of the Board. Dr. Sayare holds a PhD in biochemistry from Temple University Medical School and a former assistant professor of biochemistry at the University of Connecticut.

Peter Rogal

Peter Rogal has been a Director of Yatinoo, Inc. since 2009, and is also currently a director at AAT, a role he's had since 2/14/2014. Mr. Rogal's career spans over 30 years in the high tech electronics industry. He has held various positions in senior management as diverse as Sales & Marketing, General Management, as well President, CEO and Chairman. Peter has a proven track record as a serial entrepreneur. Presently, Peter is Chairman and CEO of Gold Circuit Electronics; doing business as Gold Circuit Electronics- GSS, a world leading manufacturer of high technology printed circuit boards. Prior to Gold Circuit, Peter founded Comtel Electronics and Comtel Security Systems which were acquired by Palomar Corporation and a private equity company in 1998. Recently Covidien acquired Beacon Endoscopic, Inc., a company Peter was Chairman and CEO. Additionally Peter founded and managed Brooktrout Ventures, an investment and marketing firm. Peter brings his operational experience and value creation accomplishments to Advanced Aesthetic Technologies, Inc.

John Cammett

In addition to being a director at AAT, a role he's had since 10/10/2017, John Cammett has been with Aeroterm since its initial air cargo development in Montreal, Quebec in 1991 to its current investment airport industrial real estate portfolio at 35 airports. John Cammett is Co-Founder of Realterm Global, a vertically integrated industrial real estate development and investment management company with a primary focus on transportation facilities serving the global supply chain. Realterm has two primary subsidiaries, Realterm NAT, the largest owner of non-operator owned cross-dock trucking facilities in North America, and Aeroterm, the largest third party owner of on-airport air cargo facilities in North America. Collectively, these companies own and manage over 300 facilities totaling $4.5 billion in investment. John and his team have grown the Aeroterm portfolio by consolidating existing third party owned cargo facilities, developing new facilities and redeveloping antiquated ones. Current projects include the development of over 1.5 million square feet of facilities at Miami International and Chicago O'Hare. Additionally, Aeroterm has a unique focus on helping airports increase the revenue potential of underutilized or abandoned assets. A solutions-oriented approach allows John to solve his clients' problems and locate common ground that allows all parties to accomplish their goals. Working collaboratively with company officers allows John to better understand a client's needs and ask the right questions to determine the quickest path to successfully solving complex requirements. John believes in win-win negotiated outcomes and advocates that investment in airport facilities should be oriented with a long term investment horizon.

Leonard Miller

In addition to being the Chief Medical Officer and a Director of AAT, a role he's had since 2/14/2014, Dr. Miller has served as the Medical Director at the Boston Center for Facial Rejuvenation for the last 33 years. A board-certified plastic surgeon, Dr. Miller has more than 25 years of experience in cosmetic plastic surgery and facial rejuvenation procedures. In addition to his extensive medical experience, Dr. Miller helped found PureTech Ventures, a biomedical seed fund, and Environ USA, a cosmeceutical company. He is also the CEO of Medical Aesthetic Technology Corporation (MATC), which develops nanotechnology for cosmetic delivery systems. Dr. Miller serves as a life science venture consultant and an advisor for aesthetic technology companies. Most recently as the Clinical Founder of ThermiAesthetics, Inc., he helped develop a therma-controlled radiofrequency technology for skin tightening and nerve ablation. Dr. Miller attended medical school at the University of Cape Town and was further trained at Groote Schuur Hospital, Peter Bent Brigham Hospital, Harvard Surgical Services, and Emory University Affiliated Hospitals. In addition to running a leading private plastic surgery practice in Boston, Dr. Miller serves as a Clinical Instructor in Surgery at Harvard Medical School and as a staff surgeon at Beth Israel Deaconess Hospital.

Brian Kinney

Dr. Kinney is both a Director and Head of the Clinical Advisory Board for AAT, a role he's had since 2/14/2014. A world renowned, board-certified plastic surgeon, Dr. Kinney has been the Deputy Secretary General of the International Confederation of Plastic, Reconstructive and Aesthetic Plastic Surgeons (IPRAS) for the last 8 years, as well as a former member of the Board of Directors of the American Society of Plastic Surgeons, past President of the Plastic Surgery Educational Foundation and past Chairman of the Board of Trustees of the American Society of Plastic Surgeons. A staff member of many major hospitals in west Los Angeles, including St. John's Hospital and Health Center and Cedars-Sinai Medical Center, Dr. Kinney is also a Clinical Associate Professor of Plastic Surgery at USC School of Medicine. He serves as a consultant to biotech and engineering companies and has authored numerous journal and magazine articles and co-edited a standard textbook of Plastic Surgery, Plastic Surgery: Indications and Practice. As an international leader in conferences in the aesthetic field, Dr. Kinney hosts courses in new innovative technologies and a a frequent panel participant. He also serves as Associate Editor, Aesthetic Plastic Surgery Journal and Associate Editor, Archives of Plastic Surgery (Korea) and is a past Associate Editor, Aesthetic Surgery Journal.

Paul Sinnott

For the last 9 years, Paul has been the owner and managing director of Elzer Services LTD, which provides accounting and financial assistance to hedge funds, insurance companies, and other clients. He also serves as a director, and managing director of Algeness - Europe, AAT's European subsidiary. Mr. Sinnott has served as an independent non-executive director, Finance Director and Chairman on a number of various Boards. He has worked for over thirty five years in a number of financial roles across a wide variety of industry sectors ranging from financial services to software development to the leisure industry. Paul has a hands on, common sense, can do approach with an open collaborative style. He is results orientated with a proven track record of developing businesses to their true potential. He is an experienced private investor and has been a member of the Institute of Chartered Accountants in Ireland since 1981. He has served as a director of AAT since 1/09/2018.

Pamela Lichtenthal

Staff Accountant for Vaughn Associates, Braintree, MA for greater than three years. Principal Accounting Officer of Braidy Industries.

Richard Burtt

Mr. Burtt brings over 35 years of senior management of life science businesses to Advanced Aesthetic Technologies, Inc, where he's been since March, 2014. For AAT, he currently serves as both a Director and Executive Chairman. He has raised over $50 million in angel and venture capital in his management capacity and co-founded or led five companies to acquisitions. Earlier in his career, Mr. Burtt was Executive Vice President of Andover Medical Industries (AMI), a private cardiovascular technology company acquired by Medtronic. Following the acquisition of AMI, Mr. Burtt developed expertise in corporate development, acquisitions, and international marketing as a Vice President for Medtronic. Mr. Burtt launched his career in marketing for IBM Corporation and holds a MS in Chemical Engineering from the University of Massachusetts and the Professional Director Certification for Public Companies from the American College of Corporate Directors.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Leonard Miller, MD

Securities:	619,525
Class:	Common Stock
Voting Power:	10.2%

John Cammett

Securities:	2,067,225
Class:	Common Stock
Voting Power:	34.2%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   Advanced Aesthetic Technologies, Inc (AAT) is an aesthetic medical device company utilizing a patented all-natural gel implant technology without any additives or chemicals, consistently producing excellent outcomes for a natural youthful look. AAT is driving the adoption of Algeness® in the aesthetic community and is now available in 27 countries. Algeness is a hydrocolloidal gel implant of a natural sugar called agarose produced in varying concentrations. Produced in a patented process, using 100% pure all-natural components, with strict quality control and sterilization procedures. Being all-natural, Algeness® is clinically proven to be 100% biodegradable and biocompatible.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Advanced Aesthetic Technologies, Inc. speculative or risky:**
   1. This investment is highly speculative, involves a high degree of risk and should not be made by anyone who cannot afford to risk their entire capital contribution. You should carefully consider the risks and uncertainties described below, together with all of the other information in this memorandum, including the financial statements and the related notes incorporated by reference in this memorandum, before deciding whether to invest in shares of our Common Stock. These risk factors are not, however, intended as a substitute for professional legal, tax or financial advice, and we strongly advise you to seek such advice before investing in shares of our Common Stock. If any of the following risks or other risks actually occur, our business, financial condition, results of operations and future prospects could be materially harmed. In that event, the market price of our Common Stock could decline, and you could lose all or part of your investment.
   2. These risk factors may include certain forward-looking statements. Forward-looking statements can be identified by words such as "believes," "anticipates," "expects," "intends," "targeted," "continue," "remain," "will," "should," "may," "plans," "estimates," and similar references to future periods; however, such words are not the exclusive means of identifying such statements.

Such forward-looking statements reflect various assumptions of management concerning the future performance of Advanced Aesthetics Technologies and are subject to business, technological, economic, industry, political, legal and competitive uncertainties and contingencies, many of which are beyond the control of the Company. Accordingly, there can be no assurance that such projections and forward-looking statements will be realized. Any forward-looking statement made in these risk factors speaks only as of the date on which it is made. The actual results may vary from the anticipated results and such variations may be material. No representations or warranties are made as to the accuracy or reasonableness of such assumptions or the projections or forward-looking statements based thereon. The Company undertakes no obligation to update any forward-looking statement, whether a result of new information, future developments or otherwise, except as may be required by law.

3. Investment in medical aesthetics product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain or maintain regulatory approval or fail to become commercially viable. Our net loss was $1,077,929 and $982,694 for the years ended December 31, 2017 and 2016, respectively. We expect to continue to incur substantial and increasing losses through the commercialization of our Algeness® platform products and any other products we may develop, if approved. We are uncertain when or if we will achieve profitability and, if so, whether we will be able to sustain it. Our ability to generate product revenue and achieve profitability is dependent on our ability to commercialize our Algeness® platform products and to obtain and maintain necessary regulatory approvals for, and manufacture and successfully market our Algeness® platform products alone or in collaboration with others. We cannot assure you that we will be profitable even if we successfully commercialize our Algeness® platform products or any other product candidates we may develop. Although we have obtained CE Mark Certification for the European Economic Area, we may not be able to successfully maintain regulatory approval to market our product candidates in the European Economic Area and in certain other international markets where we have obtained required clearances and approvals. Furthermore, our revenue will be dependent upon, in part and among other things, the size of the markets in the territories for which we gain regulatory approval, the number of competitors in such markets, the accepted price for our products and whether we own the commercial rights for those territories. If the indication approved by regulatory authorities is narrower than we expect, or the treatment population is narrowed by competition, practitioner choice or treatment guidelines, we may not generate significant revenue from sales of our products, even if approved. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to become and remain profitable may adversely affect the market price of our Common Stock and our ability to raise capital and continue operations. We expect our expenses to commercialize our Algeness® platform products as well as our research and development expenses in connection with our development programs for other product candidates to continue to be significant. In addition, as we prepare for and if we obtain regulatory approval for our products in the U.S. and other international markets, we expect to incur increased sales, marketing and manufacturing expenses. As a result, we expect to continue to incur significant and increasing operating losses and negative cash flows for the foreseeable future. These losses had and will continue to have an adverse effect on our results of operations, financial position and working capital. Importantly, our auditors have issued a going concern opinion on our consolidated financial statements as of December 31, 2017 and 2016, expressing substantial doubt that we can continue as an ongoing business due to insufficient capital for us to fund our operations. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to successfully complete this offering, we will need to create alternate financing or operational plans to continue as a going concern.

4. Our relatively limited operating history makes it difficult to evaluate our current business and prospects and plan for our future growth. We were incorporated in 2014, with much of our growth occurring in recent years. As a result, our business model has not been fully proven, which subjects us to a number of uncertainties, including our ability to plan for and model future growth. While we have continued to commercialize our Algeness® platform products in the European Economic Area and in other select international markets where we have obtained required clearances and approvals, we have encountered and will continue to encounter risks and uncertainties frequently experienced by rapidly growing companies in developing markets,

including our ability to achieve broad market acceptance of our Algeness® platform products, attract additional customers, grow partnerships, withstand increasing competition and manage increasing expenses as we continue to grow our business. If our assumptions regarding these risks and uncertainties are incorrect or change in response to changes in the market for our products, our operating and financial results could differ materially from our expectations and our business could suffer.

5. We rely on a Ghimas, our single qualified supplier to meet our Algeness® platform products manufacturing needs under an exclusive license and manufacturing agreement. For our business strategy to be successful, Ghimas must be able to provide Algeness-Europe LTD, our wholly-owned subsidiary, with finished products in sufficient quantities, in compliance with regulatory requirements and quality control standards, in accordance with agreed upon specifications, at acceptable costs and on a timely basis so that Algeness-Europe LTD can in turn sell such products to the Company's network of distributors. Future increases in sales of our products could strain the ability of Ghimas to deliver an increasingly large supply of our products in a manner that meets these various requirements. We do not have a long-term agreement with Ghimas and our contract with Ghimas will expire in September 2019. As such, there is no assurance that Ghimas will continue to provide us with manufacturing services in the future. We are also subject to and have little or no control over delays and quality control lapses that Ghimas may suffer.

6. We and Ghimas rely on suppliers of raw materials used in the production of our products. Any interruption in the supply of finished products could hinder our ability to distribute timely our finished products. If we are unable to obtain adequate product supplies to satisfy orders for our products, we may lose such orders and, possibly, our distributors. This, in turn, could result in a loss of our market share and a corresponding reduction in our revenues. In addition, any disruption in the supply of raw materials or an increase in the cost of raw materials to Ghimas could have a significant effect on their ability to supply us with our products, which would adversely affect our financial condition and operating results.

7. The development, marketing, and sale of our products depends upon our ability to maintain strong working relationships with distributors. We rely on these distributors to provide us with considerable knowledge and experience regarding the development, marketing and sale of our products. Distributors assist us with marketing our products to practitioners. If we cannot maintain our strong working relationships with these distributors and continue to receive their advice and input, the development and marketing of our products could suffer, which could harm our business, financial condition and results of operations.

8. We must attract and retain highly qualified personnel. Competition for skilled personnel is intense, especially for scientists, engineers, and other professionals with high levels of experience in designing and developing medical aesthetics products and for sales professionals. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may harm our ability to recruit and retain highly skilled employees. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business would be harmed.

9. We are a small company with a limited management team, and limited corporate infrastructure. We expect to continue to experience a period of significant expansion in headcount, facilities, infrastructure and overhead to address potential growth and market opportunities. Future growth will impose significant added capital requirements, as well as added responsibilities on members of management, including the need to identify, recruit, maintain and integrate new personnel. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

10. We received CE Mark Certification for the European Economic Area, for commercialization of Algeness® in 2014 and commenced sales of our Algeness® platform products in select international markets in 2015. Our limited commercialization experience and our reliance on our Algeness® platform products as our only approved products make it difficult to evaluate our

current business and predict our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by companies in rapidly-changing industries. These risks and uncertainties include the risks inherent in clinical trials, market acceptance of our products, and increasing and unforeseen expenses as we continue to attempt to grow our business. Our short commercialization experience and our reliance on our Algeness® platform products as our only approved products also make it difficult for us to forecast our future financial performance and such forecasts are limited and subject to a number of uncertainties, including our ability to obtain FDA clearance for our Algeness® platform products and other products we intend to commercialize in the United States. If our assumptions regarding the risks and uncertainties we face, which we use to plan our business, are incorrect or change due to circumstances in our business or our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

11. In order to generate sales, we must be able to clearly demonstrate that our Algeness® platform products are more safe, effective, and cost-effective than the alternatives offered by our competitors. If we are unable to convince practitioners that our Algeness® platform products leads to significantly better patient outcomes, and leads to fewer adverse events during treatment than those using competing technologies, our business will suffer.

12. We require specific training in the use of our Algeness® platform products because we market primarily to practitioners who are experienced in medical aesthetics techniques required to use our products. If demand for our Algeness® platform products continues to grow, less experienced practitioners will likely use the products, potentially leading to more complications and an increased risk of product liability claims. The use or misuse of our Algeness® platform products may in the future result, in complications, potentially leading to product liability claims. Furthermore, we cannot prevent a practitioner from using our Algeness® platform products for off-label applications, which could result in complications. If our Algeness® platform products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to costly litigation initiated by our customers or their patients. Product liability claims are especially prevalent in the medical aesthetics industry and could harm our reputation, divert management's attention from our core business, be expensive to defend and may result in sizable damage awards against us. Although we and our manufacturer maintain product liability insurance, the amount or breadth of our coverage may not be adequate for the claims that are made against us.

13. In order to remain competitive, we must continue to develop new product offerings and enhancements to our existing Algeness® platform products. We do not yet know whether new offerings or enhancements to our existing Algeness® platform products will be well received and broadly accepted by practitioners, and if so, whether sales will be sufficient for us to offset costs of development, implementation, support, operation, sales and marketing. Additionally, new products may subject us to additional risks of product performance, customer complaints and litigation. If sales of our new product offerings are lower than we expect, fail to gain anticipated market acceptance or cause us to expend additional resources to fix unforeseen problems and develop modifications, our revenues and results of operations may not improve and our business will be adversely affected. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop products, applications or features due to certain constraints, such as insufficient cash resources, inability to raise sufficient cash in future equity or debt financings, high employee turnover, inability to hire sufficient research and development personnel or a lack of other research and development resources, we may miss market opportunities. Furthermore, many of our competitors expend a considerably greater amount of funds on their research and development programs than we do, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors' research and development programs. Our failure or inability to devote adequate research and development resources or compete effectively with the research and development programs of our competitors could harm our business. Many of our competitors also have significantly greater financial and other resources than we do and have well-established reputations, as well as broader product offerings and worldwide distribution channels that are significantly larger and more effective than ours. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

14. The medical aesthetics industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U. S. and foreign patents and pending patent applications or trademarks controlled by third parties may be alleged to cover our products, or that we may be accused of misappropriating third parties' trade secrets. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products or to use product names. They may devote substantial resources towards obtaining claims that cover the design of our products to prevent the marketing and selling of competitive products. We may become a party to patent or trademark infringement or trade secret claims and litigation as a result of these and other third-party intellectual property rights being asserted against us. The defense and prosecution of these matters are both costly and time consuming. Vendors from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third-party's patent or trademark or of misappropriating a third-party's trade secret.

15. Further, if such patents, trademarks, or trade secrets are successfully asserted against us, this may harm our business and result in injunctions preventing us from selling our products, license fees, damages and the payment of attorney fees and court costs. In addition, if we are found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties. Although patent, trademark, trade secret, and other intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our Algeness® platform products to avoid infringement.

16. Similarly, interference or derivation proceedings provoked by third parties or brought by the United States Patent and Trademark Office, or USPTO, may be necessary to determine the priority of inventions or other matters of inventorship with respect to our patents or patent applications. We may also become involved in other proceedings, such as re-examination, inter-parties review, or opposition proceedings, before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our Algeness® platform products or using product names, which would have a significant adverse impact on our business.

17. Additionally, we may need to commence proceedings against others to enforce our patents or trademarks, to protect our trade secrets or know-how, or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. We may not be able to stop a competitor from marketing and selling products that are the same or similar to our products or from using product names that are the same or similar to our product names, and our business may be harmed as a result.

18. Our products and operations are subject to extensive governmental regulation, and failure to comply with applicable requirements could cause our business to suffer. The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state regulatory agencies in the U.S. and the European Commission and corresponding Notified Body in the European Union and the European Economic Area. The regulations are very complex and are subject to rapid change and varying interpretations. Regulatory restrictions or changes could limit our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales. These governmental authorities enforce laws and regulations that are meant to assure product safety and effectiveness, including the regulation of, among other things: product design and development; pre-clinical studies and clinical trials; product safety; establishment registration and product listing; labeling, content and language of instructions for use and storage; marketing, manufacturing, sales and distribution; pre-market clearance or approval; servicing and post-

market surveillance; record-keeping procedures; product import and export; advertising and promotion; and recalls and field safety corrective actions.

19. The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated revenues. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as fines, civil penalties, injunctions, warning letters, recalls of products, delays in the introduction of products into the market, refusal of the regulatory agency or other regulators to grant future clearances and approvals, and the suspension or withdrawal of existing approvals by such regulatory agencies. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and operating results.

20. Medical devices, such as our products, cannot be marketed in the U.S. without clearances and approvals by the FDA. The Company's products are also subject to clearances and approvals by foreign regulatory and safety agencies. The FDA regulatory clearance process is expensive, time-consuming and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our Algeness® platform products and future versions thereof in the U.S. Delay or inability to obtain any U.S. or foreign clearances or approvals could have a material adverse effect on our business, financial condition and results of operations.

21. The FDA and similar governmental authorities in other countries have the authority to require the recall of commercialized products in the event of material regulatory deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. Recalls of our Algeness® platform products would divert managerial attention, be expensive, harm our reputation with customers and harm our financial condition and results of operations. A recall announcement would negatively affect our stock price.

22. Our Common Stock has not been registered under the Securities Act, and is being offered in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that this offering qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934 (the "Exchange Act"), or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

23. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering. The exemptions relied upon for this offering are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with this offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

24. There has been no public or private market for the Company's securities, and there can be no assurance that any such market would develop in the foreseeable future. There is, therefore, no assurance that the Common Stock of the Company can be resold at all, or near the offering

price. You will be required to represent that it is acquiring such securities for investment and not with a view to distribution or resale, that it understands that the securities are not freely transferable and, in any event, that it must bear the economic risk of an investment in the securities for an indefinite period of time because the securities have not been registered under the Securities Act] or applicable state "blue sky" or securities laws. The securities cannot be resold unless they are subsequently registered or an exemption from registration is available. There is no active trading market for the securities being offered and no market may develop in the foreseeable future for any of such securities. Further, there can be no assurance that the Company will ever consummate a public offering of any of the Company's securities. Accordingly, investors must bear the economic risk of an investment in the securities for an indefinite period of time. Even if an active market develops for such securities, Rule 144 promulgated under the Securities Act ("Rule 144"), which provides for an exemption from the registration requirements under the Securities Act under certain conditions, requires, among other conditions, for resales of securities acquired in a non-public offering without having to satisfy such registration requirements, a six-month holding period following acquisition of and payment in full for such securities assuming the issuer of such securities has filed periodic reports with the SEC under the Exchange Act for a period of 90 days prior to the proposed sale. If the issuer of such securities has not made such filings, such securities will be subject to a one-year holding period before they can be resold under Rule 144. There can be no assurance that the Company will fulfill any reporting requirements in the future under the Exchange Act or disseminate to the public any current financial or other information concerning the Company, as is required by Rule 144 as part of the conditions of its availability. Accordingly, you should be prepared to hold the securities acquired in this offering indefinitely and cannot expect to be able to liquidate any or all of their investment even in case of an emergency. In addition, any proposed transfer must comply with restrictions on transfer imposed by the Company and by federal and state securities laws. The Company may permit the transfer of such securities out of a subscriber's name only when his or her request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Securities Act or any applicable state securities or "blue sky" laws.

25. The offering price was not established in a competitive market, but was determined by the Company. The offering price bears no relationship to the Company's assets, book value, historical results of operations or any other established criterion of value. The offering price should not be considered as an indication of the Company's actual value or the value of the securities.

26. Pursuant to the terms of the Ghimas Agreement, if the Company is acquired by an independent third party, Ghimas shall be entitled to between 5% and 20% of the net total value of the aggregate purchase price for the Company, subject to the terms and conditions of the Ghimas Agreement. As a result, the portion of net proceeds resulting from the sale of the Company that would be available for distribution to holders of Common Stock would be reduced.

27. Subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered by the Company.

28. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

29. As a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

The Offering

Advanced Aesthetic Technologies, Inc. ("Company") is offering securities under both Regulation D, through Livingston Securities, LLC ("Livingston") and Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Livingston is a registered broker-dealer, and member FINRA/SIPC. Livingston will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation D. Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

This offering is considered a side-by-side offering, meaning that the Company is raising capital under two offering types. The Company plans to raise between $10,000 and $4,000,000 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the combined offering target of $10,000, any investments made under either offering will be cancelled and the investment funds will be returned to the investor.

The Company may raise up to $1,070,000 from non-accredited investors under Regulation CF.

Accredited investors who have proved their accreditation status to Portal, will automatically invest under the Regulation D - Rule 506(c) offering type. All other investors will invest under the Regulation CF offering type. An accredited investor who proves their accreditation status with the Portal prior to 48 hours of the offering closing, can authorize their investment to be withdrawn from the Regulation CF offering and automatically reinvested in the Regulation D offering. You must be an accredited investor to invest under Regulation D.

8. **What is the purpose of this offering?**

   With the funds raised through Netcapital, the company expects to finance the US clinical study for FDA clearance to market in the US, expand the sales organization and digital marketing, and continue the development of the Algeness technology platform of active gel implants

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$4,000,000
Less: Offering Expenses	$490	$196,000
Net Proceeds	$9,510	$3,804,000
Product Marketing	$9,510	$0
FDA Clinical Study	$0	$3,000,000
Product Development	$0	$402,000
Infrastructure Scale Up	$0	$402,000
Total Use of Net Proceeds	$9,510	$3,804,000

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Advanced Aesthetic Technologies, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $2.50 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	50,000,000	6,031,004	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Options	Of the 2,174,000 shares of common stock reserved for issuance for the exercise of stock options, 1,151,666 are outstanding and 1,022,334 are available for future issuances. The existing stock options have cashless exercise features and a weighted average exercise price of $0.13. The exercise prices range from $0.10 per share to $1.50 per share.	2,174,000
Warrants	Exercise price of $0.10 per share.	100,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The crowdfunding securities being offered are shares of common stock. No preferred stock is being offered. The common shares offered for sale are exactly the same as the shares of common stock that are currently outstanding and owned by the founder of the company. If this offering is successful, as a group, the people purchasing the securities that are offered for sale will be minority owners. As minority owners, the crowdfunding investors are subject to the decisions made by the majority shareholder. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares of stock or the sale of debt, convertible debt or assets of the company. The Company has outstanding stock options to purchase 1,255,666 shares of our common stock. These stock options have a weighted average price of $0.13, and the exercise of these options will dilute the ownership of other shareholders.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    Many of the key responsibilities of our business have been assigned to five individuals. Our ability to implement adequate internal controls depends, in part, on our ability to attract trained professional staff that allows us to segregate duties among several individuals. The lack of sufficient internal controls and the time and cost of implementing such controls could delay the development and introduction of, and negatively impact our ability to sell our services, which could adversely affect our financial results and impair our growth.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    The holders of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our common stock will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuance of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our shares of common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that any transactions with related parties will be vetted and approved by executives unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Advanced Aesthetic Technologies, Inc. conducted within the past three years?**

Date of Offering:	07/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	$1,768,598
Use of Proceeds:	

    > Use of Series B funds: Building brand awareness programs, on-boarding distributors and broadening our IP portfolio.

Date of Offering:	07/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Debt
Amount Sold:	$1,967,750
Use of Proceeds:	Operating expenses and marketing.

Date of Offering:	10/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Debt
Amount Sold:	$176,400
Use of Proceeds:	Operating expenses.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Advanced Aesthetic Technologies, Inc. ("AAT" or the "Company") was incorporated on January 6, 2014 in the state of Delaware and in 2014 registered as a foreign corporation in the Commonwealth of Massachusetts. AAT established a wholly-owned limited liability subsidiary located in Ireland on September 21, 2015 named Algeness-Europe Limited ("AE"). The Company is developing bio-technologies in the aesthetic medical field. The Company is commercializing Algeness, a family of dermal fillers. Algeness is the culmination of 10 years of scientific and clinical research and is intended for physicians in cosmetic treatments seeking an efficient, high quality and safe filler. AAT is subject to a number of risks similar to other companies in their industry including rapid technological change, uncertainty of market acceptance of the product, competition from larger companies with substitute products and dependence on key personnel. As of 12/31/17, AAT had total assets of $907,959, including cash of $34,449, while debt totaled $173,244. The company generated revenue of $303,210 in 2017, an increase of 58% over the prior year, with a gross profit margin of 41%. Current cash burn of approximately $95,000 per month is expected to increase as we ramp up our marketing efforts. All preferred shareholders and all noteholders have given their written consent to convert to shares of common stock on the day this offering closes, regardless of the dollar amount raised in this offering. In conjunction with the closing, the Company will file an amended certificate of incorporation that, among other things, eliminates all classes of preferred stock. The common shares outstanding that are presented in this offering statement take into consideration the conversion of all outstanding debt and preferred shares and the calculation of any applicable interest and dividends, as though this offering will close on November 30, 2018. Slight adjustments for the accrual of interest and dividends will result in additional shares of common stock being issued if the offering closes after November 30, 2018. As a result of the written consent, 1,175,000 shares of Series A preferred stock will convert into 2,267,814 shares of common stock; 1,179,065 shares of Series B preferred stock will convert into 1,600,355 shares of common stock; and convertible debt of $1,433,400, which will amount to $1,544,366 on November 30, 2018, when taking into account accrued interest payable plus the principal amount of the debt, will convert into 555,972 shares of common stock when this offering closes. Consequently, AAT began with 1,626,000 shares of common stock issued and outstanding. As a result of these mandatory conversions, AAT will eliminate all preferred shares of stock and all convertible debt and increase its outstanding shares of common stock to 6,050,141. For the year ending December 31, 2018 we project sales at $688,000 for the year at 65% gross profit; both step-ups from 2017. We registered Algeness® in ten (10) countries in the Middle East, Asia and in South America raising out total to 27 countries; an increase of 20 countries since 2017. Key to our growth is brand awareness and our Master Your Results training of over 600 practitioners. We project over 1,000 will be trained and certified on Algeness® going into 2019. Their use of Algeness will be bolstered by a digital marketing program generating brand awareness in 10 major countries in Europe, Middle East and Asia. Revenue growth is accelerating by the shortening of the adoption process due the Master Your Results program, the near doubling of the certified users, greater brand awareness of the digital marketing to consumers driving business to our certified user base. Additionally Indonesia, Japan, and the Philippines in Asia and Egypt, Saudi, UAE, will be fully registered in early 2019.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

CPA Audit Report: auditreport.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?
        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
        2. places limitations on the activities, functions or operations of such person?
        3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

       If Yes to any of the above, explain:

    5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
        1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Advanced Aesthetic Technologies, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript: Its injectability is slightly different than HAs, the HA is a thin syrup. But we think of this as an injectable implant. Natural pure longer lasting clean holds its shape fully hydrated what you see is what you get.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://www.algeness.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.